Exhibit 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Incorporation or Organization

Ginkgo Bioworks Securities Corporation	Massachusetts

Ginkgo Bioworks, Inc.	Delaware

Ginkgo Bioworks Netherlands B.V.	The Netherlands

Cooksonia LLC	Delaware

Gen9, Inc.	Delaware